William E. Cooper

Attorney at law

9630 Clayton Road

Saint Louis, Missouri 63124

314-581-4091 bcooper@alliedcos.com

May 6, 2015

Mr. Brad Skinner

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Strata Oil & Gas Inc. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 30, 2014 File No. 000-50934

Dear Mr. Skinner:

We are in receipt of your comment letter dated April 15, 2015 regarding Strata Oil & Gas Inc. (“Strata” or the “Company”). I previously requested by email to Mr. John Hodgins and received additional time to respond which was reflected in our letter of April 29, 2015.

Form 20-F for the Fiscal Year ended December 31, 2013

Information on the Company, page 14

Planned work for the Company for 2014, page 24 through 32

Comment 1

1. We respectfully provide the following additional rationale to further support our requirement to disclose resources other than reserves in our filing on Form 20-F.

The Company’s opinion is that the resources disclosed are material to its operations. As a Reporting Issuer in Alberta, the Company is under obligation to disclose material facts or material changes to the Company as derived from Section 146 of the Securities Act (Alberta), which requires a reporting issuer to: (a) provide prescribed periodic disclosure about its business and affairs; (b) provide disclosure of a material change; and (c) provide other prescribed disclosure. In addition, Section 147 of the Securities Act limits the ability of a reporting issuer to inform another person (other than when necessary in the course of business) of a material fact or material change in respect of the company unless it has been generally disclosed.

A material change is defined in the Securities Act as (a) a change in the business, operations or capital of the issuer that would reasonably be expected to have a significant effect on the market price or value of a security of the issuer, or (b) a decision to implement a change referred in paragraph (a) made by the directors of the issuer or by senior management of the issuer who believe that confirmation of the decision by the directors is probable. A material fact is defined as a fact that would reasonably be expected to have a significant effect on the market price or value of the securities.

Mr. Brad Skinner

May 6, 2015

Strata has obtained independent resource reports from Norwest Corporation as to the Cadotte Central and Cadotte West leases owned by the Company. The results were viewed as material information to the Company and information that could affect the market price or value of Strata securities. In addition, Strata intended to use the results of the resource reports to further its business finance and had a need to disclose the information contained in such reports to other parties. Therefore Strata was obligated pursuant to the Securities Act to disclose the results.

2. We respectfully disagree with the Commission’s comment that reporting issuers who file under Canadian NI 51-101 are not required to disclose resources other than reserves except in prospectus offerings.

Disclosure of resources is material to disclosure of company operations as defined in NI 51-101 CP. Section 1.4 states that NI 51-101 applies only in respect of information that is material. Materiality for the purposes of NI 51-101 is a matter of judgment to be made in light of the circumstances, taking into account both qualitative and quantitative factors, assessed in respect of the reporting issuer as a whole. In the Company’s opinion resources are material to its operations.

As further set out in NI 51-201 Disclosure Standards and Sections 4.1 and 4.3 thereunder it states:

Section 4.1 Materiality Standard

(2) The definition of a “material fact” includes a two part materiality test. A fact is material when it (i) significantly affects the market price or value of a security; or (ii) would reasonably be expected to have a significant effect on the market price or value of a security.

Section 4.3 Examples of Potentially Material Information:

The following are examples of the types of events or information which may be material. This list is not exhaustive and is not a substitute for companies exercising their own judgment in making materiality considerations. In part:

Changes in Business and Operations

•	any development that affects the company’s resources, technology, products or markets.

and

•	significant discoveries by resource companies

The Company wishes to bring the Commission’s attention to the fact that resources are specifically mentioned as examples of potentially material information in NI 51-201.

3. In addition, the Canadian Securities Administrators (the “CSA”) have published amendments (the “Amendments”) to National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the related companion policy to NI 51-101 (the “Companion Policy”). In its announcement, the CSA indicated that the Amendments will promote improved disclosure of resources other than reserves and associated metrics while simultaneously providing increased flexibility for oil and gas issuers that operate and report in different jurisdictions and recover product types not previously recognized. While the effective date of the Amendments is July 1, 2015, reporting issuers are required to immediately follow the latest requirements of the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) including ROTR Guidelines and Bitumen Guidelines.

Mr. Brad Skinner

May 6, 2015

As further set out in the amended Companion Policy thereunder it states:

1.3 Applies to Reporting Issuers Only

NI 51-101 applies to reporting issuers engaged in oil and gas activities. The definition of oil and gas activities is broad. For example, a reporting issuer with no reserves, but with prospects, unproved properties or resources, other than reserves, may be deemed to be engaged in oil and gas activities because such activities include exploration and development of unproved properties.

2.5 Reporting Issuer With No Reserves or Ceasing to Engage in Oil and Gas Activities

"The requirement to make annual NI 51-101 filings is not limited to only those reporting issuers that have reserves and related future net revenue. A reporting issuer with no reserves, but with prospects, unproved properties or resources may be engaged in oil and gas activities (see section 1.3 above) and therefore subject to NI 51-101. That means the reporting issuer must still make annual NI 51-101 filings and ensure that it complies with other NI 51-101 requirements. The following is guidance on the preparation of Form 51-101F1, Form 51-101F2, Form 51-101F3, Form 51-101F5 and other oil and gas disclosure if the reporting issuer has no reserves..."

Given the foregoing we believe that the materials regarding resources pursuant to comment 1 to the Instruction to Item 1202 of S-K would NOT prohibit disclosure because such disclosure is required to be disclosed in the Strata filings in Canada under the Securities Act (Alberta), NI 51-101, NI 51-102, and NI 51-201.

If you have any questions please feel free to conduct the undersigned.

Sincerely,

/s/ William E. Cooper
William E. Cooper

Cc: Mr. Ron Daems